SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FEB TRAFFIC GROWS 28% TO 7.4M CUSTOMERS

LOAD FACTOR RISES 4% POINTS TO 93%

Ryanair, Europe's favourite airline, today (3 Mar) released February traffic statistics as follows:

• Traffic grew 28% to 7.4m customers.
• Load factor rose 4% points to 93%.
• Rolling annual traffic to Feb grew 17% to 104.6m customers.

	Feb 15	Feb 16	Change
Customers	5.8M	7.4M	+28%
Load Factor	89%	93%	+4%

Ryanair's Kenny Jacobs said:

       "Ryanair's February traffic grew by 28% to 7.4m customers, while our load factor jumped 4% points to 93%. These record monthly numbers and load factors are due to our lower fares, our stronger forward bookings and the            continuing success of our "Always Getting Better" customer experience programme, which continues to deliver better than expected traffic and load factors.

         Ryanair customers continue to enjoy more service enhancements, as we continue Year 2 of our AGB programme, which includes our new website, new app, new cabin interiors, new crew uniforms, and improved         inflight menus, as Ryanair continues to deliver much more than just the lowest fares and the most on time flights in Europe."

ENDS

For further information
please contact:
  Robin Kiely                             Joe Carmody
                                                 Ryanair Ltd                              Edelman Ireland
                                                Tel: +353-1-9451949             Tel: +353-1-6789333
                                 press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 March, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary